Exhibit (a)(17)

    FOR IMMEDIATE RELEASE:  September 30, 1996

    INVESTOR CONTACT:           MEDIA CONTACT:       U.S. SURGICAL HOME PAGE
    Marianne Scipione           Steve Rose           http://www.ussurg.com
    Vice President              Director
    Corporate Communications    Media Relations
    203-845-1404                203-845-1732
    mscipione@ussurg.com        srose@ussurg.com


              UNITED STATES SURGICAL CORPORATION EXTENDS TENDER
              OFFER TO ACQUIRE CIRCON FOR $18 PER SHARE IN CASH

         NORWALK, Conn. -- United States Surgical Corporation (NYSE:USS) announced today that it is extending its cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON) at a price of $18 per share. The offer, which commenced on August 2, 1996, has been extended through 6:00 p.m., New York City time, December 13, 1996. As of 6:00 p.m., New York City time on September 30, 1996, 7,393,030 shares of Circon's outstanding common stock had been tendered to USS under the terms of the offer. The 7,393,030 shares tendered, plus the 1,000,100 shares previously purchased by USS represent 67% of Circon's outstanding common stock.

         Leon C. Hirsch, Chairman and CEO of United States Surgical Corporation said, "Our offer continues to represent an excellent opportunity for Circon's shareholders. We are pleased that so many of Circon's shareholders have demonstrated their support by tendering their shares. We are in court seeking to remove the impediments Circon has placed between our offer and their shareholders, and look forward to receiving legal remedy. Meanwhile, we are fully committed to accomplishing this transaction, and will continue to pursue every possible avenue for achieving our goal."

         United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.